ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

05008311

12g3-2(b) File No.82-4922

Ref No. CN. 364/2005

May 20, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Kattiya Indaravijaya

(Ms. Kattiya Indaravijaya)
First Senior Vice President
KASIKORNBANK Public Company Limited

9906014-1-05

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 1144-5
www.kasikornbank.com ทะเบียนเลขที่ บมจ.105

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 1144-5
www.kasikornbank.com Registration No.PCl 105

泰华农民银行总行
泰国曼谷叻武拉纳路泰华农民巷1号,
邮政编码 10140
电话:(66) 2222 0000 传真:(66) 2470 1144-5
www.kasikornbank.com

5/25

Summary Statement of Assets and Liabilities 1/

As at April 30, 2005



Assets	Baht	Liabilities	Baht
Cash	12,904,089,418.44	Deposits	714,137,165,806.86
Interbank and money market items	84,096,730,538.71	Interbank and money market items	19,689,861,767.14
Securities purchased under resale agreements	17,085,000,000.00	Liabilities payable on demand	5,858,204,684.45
Investments in securities, net	125,887,905,829.87	Securities sold under repurchase agreements	0.00
(with obligations Baht 15,910,421,315.59)		Borrowings	23,821,930,432.91
Credit advances (net of allowance for doubtful accounts)	557,731,448,341.46	Bank's liabilities under acceptances	738,923,131.70
Accrued interest receivables	1,311,318,417.88	Other liabilities	13,033,699,280.78
Properties foreclosed	13,053,745,914.77	Total liabilities	777,070,775,125.81
Customers' liabilities under acceptances	738,923,131.70		
Premises and equipment, net	20,660,474,145.08	**Shareholders' equity**	
Other assets	14,347,505,394.49	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	25,707,738,650.00
		Reserves and net profit after appropriation	20,761,716,803.44
		Other reserves and profit and loss account	19,066,261,547.05
		Total shareholders' equity	70,535,717,000.49
Total Assets	847,612,492,126.30	Total Liabilities and Shareholders' Equity	847,612,492,126.30
Customers' liabilities under unmatured bills	4,259,985,279.22	Bank's liabilities under unmatured bills	4,259,985,279.22
Total	851,872,477,405.52	Total	851,872,477,405.52

	Baht
Non-Performing Loans as at March 31, 2005 (Quarterly)	54,041,759,149.88
(9.24% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at March 31, 2005 (Quarterly)	22,497,475,588.18
Actual allowace for doubtful accounts	30,848,428,880.94
Loans to related parties	4,724,937,495.77
Loans to related asset management companies	8,840,000,000.00
Loans to related parties due to debt restructuring	3,615,374,182.27
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	86,083,719,583.15
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,322,255,288.05
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	624,950,918.45
Letters of credit	16,747,370,506.48

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant